United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Via EDGAR

February 17, 2010

Re:	Prospect Medical Holdings, Inc.
Form 10-K for the Year Ended September 30, 2009
File No. 001-32203

Dear Mr. Rosenberg:

This letter is in response to your correspondence dated February 2, 2010.

The additional disclosures discussed herein will be incorporated into our next Form 10-Q filing, for the quarter ending March 31, 2010. The items discussed below follow the references contained in your February 2nd letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies — Revenue Recognition, Hospital Services Segment, Page 85

1.               Similar to the disclosures provided within our Medical Group Segment discussion, we will expand disclosures regarding revenue recognition and accounts receivable within the Hospital Services Segment, to include the following for each period presented:

•                  The amount of changes in estimate of prior period contractual allowances, discounts and bad debt allowances during the current period and explain the reasons for material changes from the amounts previously recorded

•                  The reasonably possible effects that a change in estimate of unsettled amounts from third-party payors as of the latest balance sheet date could have on financial position and results of operations

•                  Disclosure, in comparative tabular format, of the payor mix concentrations and related aging of accounts receivable, based on management’s own reporting criteria, highlighting past due amounts, as well as a breakdown by payor classification. We will discuss the steps taken in collecting accounts receivable, including our policy with respect to determining when a receivable is recorded as a bad debt  and ultimately written-off, including the threshold amount and age for account balance write-offs; the extent to which we use specific identification for account write-offs; the extent to which the write-off process is automated or manual; and whether or not accounts are written-off prior to going to legal or collection agencies and, if not, the amount included in accounts receivable and the related allowances.

•                  Disclosure of days sales outstanding for each period presented, as well as the reasons for any significant changes from the prior period

For the information to be presented, we are reviewing past results and fluctuations, to ensure that when disclosing the possible effects of changes in estimates, the information provided is not merely hypothetical, but the reasonably possible effects, based on prior experience and Management’s estimation thereof.

Item 15. Exhibits and Financial Statement Schedules

2.               We have filed Dr. Jeereddi Prasad’s employment agreement as an exhibit to our Form 10-Q for the period ended December 31, 2009, filed on February 16, 2010.

We additionally acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Heather

Michael Heather

Chief Financial Officer

Ph: 714.796.5965

Fx: 714.560.7365

E: mike.heather@prospectmedical.com